

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2016

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

Re: **Farmer Bros. Co.**
Preliminary Proxy Statement on Schedule 14A filed by Carol Farmer Waite
et al.
Filed October 20, 2016
File No. 1-34249

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by
Carol Farmer Waite et al.
Filed September 29, 2016
File No. 1-34249

Amendment No. 3 to Schedule 13D filed by Carol Lynn Farmer Waite
Filed August 29, 2016
File No. 5-30680

Dear Mr. Freedman:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy materials unless otherwise indicated.

Preliminary Proxy Statement

1.   Disclosure in the proxy statement indicates that Save Farmer Bros. are the beneficial owners of an aggregate of 4,437,584 shares of common stock of the Company, representing approximately 26.4% of shares outstanding. It is our understanding that Save Farmer Bros. includes 21 trusts for which either Jeanne Farmer Grossman or

Richard F. Farmer, Ph.D. serves as co-trustee with Ms. Waite and that collectively, these trusts hold 2,477,728, or approximately 65%, of the shares that Save Farmer Bros. claims to represent. It is also our understanding that neither Ms. Grossman nor Dr. Farmer has expressed an intention to join Ms. Waite or Save Farmer Bros. For example, we note that on October 4, 2016, Dr. Farmer, co-trustee of trusts holding 2,180,660 shares, publicly expressed his confidence in the Board and management team and his intentions to support the Board's director nominees at the annual meeting. Furthermore, it is our understanding that under California law, which governs the trusts, and Delaware General Corporation Law, Ms. Waite does not have the power to direct the voting of all of the 2,477,728 shares, particularly in light of the notice provided by Dr. Farmer to the Company's secretary pursuant to section 217(b) of the Delaware General Corporation Law. It is our understanding that such notice directed the Company's secretary that the shares over which Dr. Farmer is co-trustee should be voted only with the unanimous consent of the co-trustees and also stipulated that if for any reason it is determined that any of the applicable shares are to be voted without the unanimous consent of the co-trustees, then at least 50% of the applicable shares should be voted only as directed by Dr. Farmer. In light of above, disclosure in the proxy statement appears to overstate the voting power of Farmer Bros. Please revise the disclosure to clarify the actual voting power of Save Farmer Bros. and further revise the disclosure to eliminate the implication that holders of 26.4% of the Company's common stock disapprove of current leadership and support the Save Farmer Bros.' director nominees.

Quorum; Broker Non-Votes; Discretionary Voting, page 14

2. The third paragraph of this section states that "[a]ccordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals." The second paragraph of the same section states that "[s]hares represented by 'broker nonvotes' also are not counted as present and entitled to vote for purposes of determining a quorum." Please reconcile these two statements. In addition, as disclosed in the Company's proxy statement, broker non-votes will not be considered as present and entitled to vote on any matter at the Annual Meeting and, accordingly, will not be counted as present for the purpose of determining a quorum, since the meeting will involve a contested election. Please revise the disclosure accordingly.

Votes Required for Approval, page 15

3. Disclosure on page 15 indicates that the vote required for the ratification of the Company's auditors and the advisory vote on executive compensation is the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting. It appears from the Company's proxy statement that the actual voting standard is the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote thereat. Please revise the disclosure accordingly.

Proxy Card

4.   Please confirm the card will be finalized to reflect Save Farmer Bros. specific recommendations with respect to Proposals 2 and 3.

Amendment No. 3 to Schedule 13D

5.   The letter to the Board attached as Exhibit 99.1 to the Schedule 13D appears to constitute soliciting materials and should have been filed under the cover of Schedule 14A no later than the date the materials were first sent or given to shareholders. Refer to Exchange Rules 14a-1(l)(1) and 14a-12. Please advise.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

6.   We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management, all without adequate factual foundation. For example, we note that the investor presentation, filed as an exhibit to the soliciting materials filed on September 29, 2016, and/or the letter from Ms. Waite addressed to the Board, dated August 29, 2016 and attached as an exhibit to Amendment No. 3 of the Schedule 13D, contain the following statements:

- "Mr. Keown claims to have hand-picked three out of seven directors, which leads us to question the overall independence of the Board and its ability to hold senior management accountable"
- "We have witnessed Mr. Keown admittedly pack the Board of Directors of Farmer Bros.…with what are essentially three personal appointees, effectively giving him control of the Board. How can the Board properly oversee Mr. Keown or hold him accountable when he and his hand-picked directors are in control?"
- "It seems apparent to us that with so little "skin in the game" the Board does not have the same commitment to shareholder value as we do." Please reconcile such statement with what appears to be a slate of directors nominated by Save Farmer Bros. that also do not appear to have significant equity ownership in the Company. For example, the Save Farmer Bros proxy statement appears to indicate that John Samore, Jr. and Jennifer Gonzalez-Yousef do not hold any direct or indirect equity interests in the Company, and Tom Mortensen has sold over 36,500 shares (or approximately 85% of the equity interests he once held in the Company) following his retirement in July 2015.

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:

- "[w]e believe the removal of Jeanne Farmer Grossman, the Board's largest shareholder, as Chair of the Compensation Committee reflects an attempt to stifle any differing views on the Board, which is contrary to proper corporate governance." (page 58 of the investor presentation) In responding to this bullet point, please address the disclosure on page 24 of the Company's definitive proxy statement that in January 2016 the Board determined that Ms. Grossman was no longer independent under the Nasdaq listing standards. It is also our understanding that the determination that Ms. Grossman was no longer independent was approved by each of the six other directors on the Board and resulted from an inability or unwillingness of any other director to affirmatively conclude that Ms. Grossman was independent.

- "Initially, Save Farmer Bros. was supportive of management; however, it became apparent in short order that the Board of Directors of Farmer Bros. (the "Board") and management had little interest in engaging with shareholders to listen to their concerns" (page 5 of the investor presentation)

- "Recently, the Board has made several capital allocation decisions which we believe were subsequently contradicted by the Company's *hastily executed relocation* of its corporate headquarters to another state" (page 9 of the investor presentation, emphasis added) and "We have witnessed the erosion of employee morale under Mr. Keown's leadership, not to mention the 300 or so employees who lost their livelihood as part of his *misguided decision* to *quickly move* Farmer Bros.' headquarters to Texas." (letter to the Board attached as Exhibit 99.1 to Amendment No. 3 to the Schedule 13D, emphasis added). It is our understanding that the investigation and process undertaken by the Board and management began in August 2013, approximately 18 months before the February 2015 announcement, and preliminary investigations and analysis preceded that formal process. It is also our understanding that Jonathan Michael Waite, a member of Save Farmer Bros. and a Company employee, was an early proponent of the move and was deeply involved in the Company's analysis.

- "We believe there is a troubling misalignment of interests between the Board and stockholders….we believe there is clearly a lack of significant stockholder representation on the Board." (page 48 of the investor presentation). It is our

> understanding that three of the seven directors on the Board today are either a member of the Farmer family or serve on the Board as a result of Farmer family actions or requests.
>
> - "In 2012, Mike Keown was named CEO of the Company six months after Farmer Bros.' stock price had stabilized and began its march higher" (page 5 of the investor presentation). It is our understanding that in 2012, Mike Keown was named CEO of the Company six months after Farmer Bros.' stock price had stabilized. Specifically, on March 13, 2012, the Company issued a press release and filed a Form 8-K with respect to its hiring of Mr. Keown. At the close of business on March 13, 2012, the Company's stock price was $11.11.

8. Page 5 of the investor presentation indicates that "management announced that the Company was moving its headquarters from Torrance, California to Northlake, Texas…" in April 2015. It is our understanding that the announcement was made in February 2015. Refer to the Form 8-K filed February 5, 2015. Please advise or revise.

9. Page 5 of the investor presentation appears to contain non-GAAP financial measures. Please advise us, with a view toward providing revised disclosure in future soliciting material, as to what consideration was given to whether non-GAAP financial measures were disclosed, and if so, the extent to which any plans exist to provide the additional disclosure required under Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions